FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Gellert, Jay M. (Last) (First) (Middle) 21650 Oxnard Street (Street) Woodland Hills, CA 91367 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Health Net, Inc. HNT 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year February 20, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

      Director

   X   Officer (give title below)

      10% Owner

      Other (specify below)

President and Chief Executive Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	2/20/03(1)		A(2)		130,000	A	N/A	165,000	D	N/A

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (Right to Buy) (3)	$24.06	2/20/03 (1)		A		325,000		(4)	2/20/13	Class A Common Stock	325,000	N/A	325,000	D	N/A

 Explanation of Responses:

       (1) Although the Issuer's Compensation and Stock Option Committee granted the restricted shares and the option to the Reporting Person on 2-20-03, since the Reporting Person is one of the two highest compensated executive officers of the Issuer, under the Issuer's By-laws such grants were subject to ratification of the full Board of Directors.  Such full Board of Directors ratification was received on 3-20-03, and this Form 4 was filed within two days of such ratification.

       (2) Restricted shares granted to the Reporting Person under the Issuer's 2002 Stock Option Plan in a transaction exempt under Rule 16b-3, which shares vest and become non-forfeitable to the extent of 50% of the shares three years after the date of grant (on February 20, 2006) and to the extent of the remaining 50% of the shares four years after the date of grant (on February 20, 2007) or upon the occurrence of such other circumstances described in the

            Restricted Stock Agreement between the Issuer and the Reporting Person.

       (3) Grant to the Reporting Person of an Option (Right to Buy) under the Issuer's 2002 Stock Option Plan in a transaction exempt under Rule 16b-3(d).

       (4) The Option becomes exercisable in 50% increments on each of the third and fourth anniversaries of the grant date (2-20-03).

/s/ Jay M. Gellert	3-21-03
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*      If the form is filed by more than one reporting person, see Instruction 4(b)(v).

**    Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002